CommunitySouth Financial Corporation

CommunitySouth Bank and Trust

6602 Calhoun Memorial Highway

Easley, South Carolina 29640

(864) 306-2540

August 4, 2009

VIA EDGAR AND FACSIMILE

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

SEC Comment Letter Dated July 24, 2009 Regarding CommunitySouth Financial Corporation (the “Company”); Form 10-K for the Fiscal Year Ended December 31, 2008, and Form 10-Q for the Quarterly Period Ended March 31, 2009 (File No. 0-51896)

Dear Mr. Spirgel:

The purpose of this letter is to confirm a telephone conversation that I had with Ms. Inessa Kessman, Staff Accountant, on Monday, August, 3, 2009 during which I requested an extension of the time period to respond to the above-referenced SEC comment letter.  I indicated to Ms. Kessman that we would like to have until Friday, August 21, 2009 (extended from Friday, August 7, 2009) to respond in order to give us sufficient time to research and respond thoroughly to the SEC’s comments during a time period in which we are also preparing the Company’s Form 10-Q for the quarterly period ended June 30, 2009.  Ms. Kessman requested that I confirm such extension request to you in writing.

Sincerely,

/s/ John W. Hobbs
John W. Hobbs
Executive Vice President and Chief Financial Officer

cc:	Kyle Moffatt, Accounting Branch Chief
C. Allan Ducker, III, Chief Executive Officer
Benjamin A. Barnhill, Esq.